whiskey whiskey has been around for hundreds of years with thousands of choices from around the world American Scotch Irish Japanese Indian and more so why is it that most bars and restaurants only offer a few options then hi my name is Mike akiles and I am a certified whiskey ambassador and also the founder of the Mary Celeste whiskey and wine library a new bar and restaurant opening in marian massachusetts back in 2018 we launched a survey of local residents and asked what they thought of us opened in Marion and there was an overwhelming support for it the town of Marion is a small village in the south coast of Massachusetts we are centrally located between Cape Cod and New Bedford and Marian is known for our low kameen residents our general store sailing Golf and Daver Academy we secured a great location in the heart of the village and spent the next several months working with the town to receive our approvals for our space and our

liquor license we have made a lot of

progress and are happy to say we have

our licenses ready to go our goal in

opening the Mary Celeste was not to just

open a bar and restaurant though instead

we want to create an experience where

our customers learn about whiskey and

the history behind the Mary Celeste

itself let me tell you a little bit

about that history the Mary Celeste was

an old Brigantine sailing vessel from

the 1800s it is one of the most well

known ships in the world today and is

often called the ghost ship the Mary

Celeste voyage from New York City

carrying a large load of industrial

alcohol after it left New York City

another ship found it floating in the

Azores with its broken sails flapping in

the wind and no one on board including

the captain while the captain of the

ship kept in Benjamin Briggs and his

family for residents of Marion since his

time there have been many books

published a movie starring Bela Lugosi

on the Mary Celeste and an episode

produced by the Smithsonian Institution

but with its long history here in Marion

and descendants of Captain for

in favor of us opening calling our bar

and restaurant the Mary Celeste seemed

like a natural thing to do well in 2019

we engage the architects and start a

demolition and general construction soon

thereafter though we realized that the

building itself needed some major

upgrades of both the plumbing and

electrical systems and our dream stalled

the cost of these upgrades was more than

we anticipated and we found our dream

now in jeopardy tried to march on trying

to do as much as the word ourselves it

just wasn't enough though now we were

reaching out to you the local community

whiskey lovers and entrepreneurs alike

to help us open your investment in the

Mary Celeste will allow us to complete

the build-out and finally open our doors

join us in our adventure